NO ACT

PE
12-30-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005739

February 15, 2011

John P. Daly
Yum! Brands, Inc.
1414 Gardiner Lane
Louisville, KY 4013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-15-11

Re: Yum! Brands, Inc.
Incoming letter dated December 30, 2010

Dear Mr. Daly:

This is in response to your letters dated December 30, 2010 and January 18, 2011 concerning the shareholder proposal submitted to Yum by Richard R. Treumann. We also have received letters from the proponent dated January 6, 2011 and January 25, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Richard R. Treumann

*** FISMA & OMB Memorandum M-07-16 ***

February 15, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yum! Brands, Inc.
Incoming letter dated December 30, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Yum may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Yum to approve amendments to Yum's Restated Articles of Incorporation to require that a special meeting be called upon the request of holders of record of at least 25% of the outstanding common shares of the company. You indicate that the proposal and the proposal sponsored by Yum directly conflict and that submitting both proposals to shareholders at the meeting would present alternative and conflicting decisions for shareholders and create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Yum omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Yum relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Richard R. Treumann

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
 # 2 Yum! Brands, Inc. (YUM)
Special Meeting Topic

Ladies and Gentlemen:

This further responds to the December 30, 2010 request to avoid this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up only one shareholder vote to cover a number of topics. The company had no intention of introducing this topic for a shareholder vote until after it submitted its no action request. The company December 30, 2010 no action request made no mention of taking any action whatsoever on the topic of this proposal.

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to avoid shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to avoid a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own toothless proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

The company has not advised whether it consulted with the Staff regarding its 2011 annual meeting proxy on the question of whether it would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle the various positive and negative separate issues as follows.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple separate issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve 10% of shareholders to be able to call a special meeting?
2) Do shareholders approve 25% of shareholders to be able to call a special meeting?
3) Do shareholders approve 25% of shareholders to be able to call a special meeting only as a stopgap step until a 10% proposal is adopted?
4) Negative: Do shareholders approve a delay and an unnecessary shareholder vote regarding a mere bylaw provision for shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
5) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote regarding a mere bylaw provision at our company as a tool to avoid a shareholder opportunity to vote on a more effective shareholder proposal on the same topic?

This is increasingly important because the unnecessary company proposal will not disclose to shareholders in the annual meeting proxy that:

1) The company is spending shareholder money to conduct an unnecessary and delaying shareholder vote regarding a shareholder right to call a special meeting as a mere bylaw provision in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation.
2) The company is spending shareholder money in using an unnecessary shareholder proposal on a mere bylaw provision as a tool to avoid a shareholder opportunity to vote on a more effective shareholder proposal on a similar topic.

It would "present alternative and conflicting decisions for the stockholders" plus "create the potential for inconsistent and ambiguous results" (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to bundle these positive and negative separate issues.

The company proposes to "present alternative and conflicting decisions for the stockholders" and "create the potential for inconsistent and ambiguous results." Especially when a company goes out of its way to spend shareholder money (without their knowledge) to schedule an unnecessary shareholder vote a mere bylaw provision which triggers a delay in a reform, a company should not be given extra latitude to bundle positive and negative issues and furthermore hide the context of its actions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

In the alternative this is to request that the company be required to publish multiple proposals in its effort to avoid this rule 14a-8 proposal and thus enable shareholders to avoid "alternative and conflicting decisions" in a single proposal.

Sincerely,



Richard R. Treumann
Yum! Brands, Inc. (YUM) shareholder

cc:
John Daly <john.daly@yum.com>

[YUM: Rule 14a-8 Proposal, December 8, 2010]

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 55%-support to a 2010 shareholder proposal on this same topic. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals after receiving their first majority vote. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

If our Company were to enable shareholders to call a special meeting, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

Please encourage our board to respond positively to this proposal for Special Shareowner Meetings.

Notes:
Richard R. Treumann

FISMA & OMB Memorandum M-07-16

sponsored this proposal.



Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502 874-1000
Fax 502 874-8323

January 18, 2011

Via Email

shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Richard R. Treumann

Ladies and Gentlemen:

Reference is made to that certain letter dated December 30, 2010 (the "Prior Letter") submitted pursuant to Rule 14a-8(j) by YUM! Brands, Inc. ("Company"), a copy of which is attached to this letter as Exhibit I. In the Prior Letter, the Company respectfully requested that the Staff of the Division of Corporation Finance (the "Staff") concur with the Company's view that, for the reasons set forth in the Prior Letter, the Company may exclude from its proxy statement and form of proxy for its 2011 Annual Shareholders Meeting (collectively, the "2011 Proxy Materials") a shareholder proposal and statements in support thereof (the "Shareholder Proposal") received from Richard R. Treumann (the "Proponent").

The Company intends to file its definitive 2011 Proxy Materials with the Securities and Exchange Commission (the "Commission") not later than April 8, 2011. Consequently, today constitutes the 80 calendar day deadline for submitting a no-action request to the Staff pursuant to Rule 14a-8(j) and the Company now wishes to submit this letter as a supplement to the Prior Letter, setting forth alternative grounds under which the Shareholder Proposal may be excluded if the relief requested in the Prior Letter is not granted.

As an alternative grounds to those set forth in the Prior Letter, the Company requests that the Staff concur with the Company's view that, for the reasons set forth below, the Company may exclude from its 2011 Proxy Materials the Shareholder Proposal received from the Proponent. This letter and its attachments are being forwarded to the staff electronically in accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"). A copy of this submission is simultaneously being provided to the Proponent as notice of the Company's intent to exclude the Shareholder Proposal from its 2011 Proxy Materials.







Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Shareholder Proposal is captioned "Special Shareholder Meetings" and requests that the Company's board of directors "take the steps necessary unilaterally (to the fullest extent permitted by law) to, amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting." A copy of the Shareholder Proposal is attached to this letter as part of Exhibit I.

BASIS FOR EXCLUSION

The Shareholder Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at its 2011 Annual Meeting.

Currently, neither the Company's Restated Articles of Incorporation (the "Articles") nor the Company's Amended and Restated Bylaws, permit shareholders to call a special meeting. The Company intends to submit a proposal at its 2011 Annual Meeting asking its shareholders to approve amendments to the Articles that would require the Company to call a special meeting of shareholders upon the request of holders of record of at least 25% of the outstanding common shares of the Company (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." *See* Exchange Act Release 34-40018, (May 21, 1998). The purpose of the exclusion is to prevent stockholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has consistently concluded that a company may exclude, under Rule 14a-8(i)(9), a shareholder proposal on the ability of its shareholders to call a special meeting where the company intended to submit a company-sponsored proposal on the same issue, but with a different ownership threshold. Recently, in *The Allstate Corporation* (Jan. 4, 2011), the Staff allowed the company to exclude a shareholder proposal similar to the Shareholder Proposal under Rule 14a-8(i)(9), since the company represented that it would seek shareholder approval of a proposal to amend its governing documents to allow holders of 20% of the company's outstanding stock to call a special meeting. In response to Allstate's no-action request, the Staff noted that Allstate represented that the proposal and the proposed amendments presented "alternative and conflicting decisions for shareholders." *See also Marathon Oil Corporation* (Dec. 23, 2010) (same); *The Hain Celestial Group, Inc.* (Sept. 16, 2010) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10%

of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *Raytheon Co.* (Mar. 29, 2010) (same); *Lowe's Cos., Inc.* (Mar. 22, 2010) (same); *Pinnacle West Capital Corp.* (Mar. 1, 2010) (same); *Goldman Sachs Group, Inc.* (Feb. 3, 2010; recon. denied Feb. 22, 2010) (same); *Genzyme Corp.* (Mar. 1, 2010) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting to call such meetings); *Liz Claiborne, Inc.* (Feb. 25, 2010) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 35% of outstanding stock entitled to vote generally in the election of directors to call such meetings); *Medco Health Solutions, Inc.* (Jan. 4, 2010; recon. denied Jan. 26, 2010) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); and *CVS Caremark Corporation* (Jan. 5, 2010) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings).

Here, the facts are substantially similar to the facts in the above-cited letters. The Shareholder Proposal requests a 10% ownership threshold to call a special meeting, and the Company Proposal would, if approved, institute a 25% ownership threshold to call a special meeting. Consistent with the cited no-action letter precedents, the Shareholder Proposal and the Company Proposal will directly conflict, as the Company cannot institute a share ownership threshold required to call a special meeting of the shareholders that is at once 10% and also 25%. Submitting both proposals to shareholders at the 2011 Annual Meeting would, therefore, present alternative and conflicting decisions for the shareholders and create the potential for inconsistent and ambiguous results and could provide a conflicting mandate for management.

CONCLUSION

The Company respectfully requests that the Staff concur with the Company's view that it may properly omit the Shareholder Proposal from the Proxy Materials. Should the Staff disagree with the Company's conclusions regarding the omission of the Shareholder Proposal, or should any additional information be desired in support of the Company's position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please do not hesitate to contact me at (502) 874-2490.

Sincerely,



John P. Daly

Cc: Richard R. Treumann

9282366 98440399

Exhibit I

PRIOR LETTER AND SHAREHOLDER PROPOSAL

See attached.

EXHIBIT I



Yum! Brands, Inc.
PO Box 32220
Louisville, KY 40232-2220
Phone 502 874-1000
Fax 502 874-2454

December 30, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Richard R. Treumann

Dear Ladies and Gentlemen:

This letter is to inform you that, for the reasons set forth herein, YUM! Brands, Inc. ("Yum") intends to exclude from its proxy statement and form of proxy for its 2011 Annual Shareholders Meeting (collectively, the "2011 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Richard R. Treumann (the "Proponent"). This letter and its attachments are being forwarded to the staff electronically in accordance with Staff Legal Bulletin No. 14D. A copy of this submission is simultaneously being provided to the Proponent as notice of Yum's intent to exclude the proposal from its 2011 Proxy Materials.

Yum intends to file its definitive 2011 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than April 2, 2011. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Yum files its definitive 2011 Proxy Materials with the Commission.

BASES FOR EXCLUSION

1. The Proponent Has Not Provided Evidence of Continuous Stock Ownership and Therefore the Proposal May Be Excluded Under Rule 14a-8(f).

A. Background

The Proponent submitted the Proposal by letter dated December 8, 2010. A copy of that letter, including the Proposal, is attached hereto as Exhibit A.

Rule 14a-8(b)(1) provides that in order for the Proponent to be eligible to submit a shareholder proposal at the 2011 Annual Meeting, the Proponent must have continuously held at least $2,000 in market value, or 1%, of Yum's securities entitled to be voted on the


A&W
All American Food


Long John Silver's

Pizza Hut

Taco Bell

shareholder proposal at the 2011 Annual Meeting for at least one year by the date the Proponent submitted the Proposal.

Under Rule 14a-8(b)(2)(i), if the proponent is not the registered holder of the securities, the proponent must submit to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Under Rule 14a-8(f)(1), if the proponent fails to provide the required proof of ownership at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal, and the proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

The records of Yum's stock transfer agent indicate that the Proponent is not currently a record holder of Yum stock. Furthermore, the Proponent did not include with the Proposal a written statement from the record holder verifying that, at the time the Proponent submitted the proposal, the Proponent continuously held the minimum number of Yum stock for at least one year.

Because the Proponent is not a record holder and did not include in his Proposal the requisite documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b), Yum provided the required notice of the problem to the Proponent pursuant to Rule 14a-8(f)(1) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice was sent via overnight courier on December 8, 2010 and was received by the Proponent on December 9, 2010, within 14 calendar days of Yum's receipt of the Proposal. Proof of the timely delivery of the Deficiency Notice is attached hereto as Exhibit C. The Deficiency Notice requested the Proponent to furnish proof of continuous stock ownership.

Yum has not received any correspondence from the Proponent other than the Proposal.

B. Analysis

Yum believes the Proposal may be properly excluded from its 2011 Proxy Materials under Rule 14a-8(f)(1) because the Proponent failed to supply documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b), within the 14 day time frame set by Rule 14a-8(f). Under the proxy rules, the burden of establishing proof of beneficial stock ownership is on the Proponent, and in this case the Proponent has failed to meet that burden.

Staff Legal Bulletin No. 14 ("SLAB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

The Proponent is not a record holder of Yum common stock and the Proponent's Proposal did not include a statement from the record holder proving that the securities were continuously held for one year or otherwise satisfy the requirements of Rule 14a-8(b). After receiving the Proposal and noting the deficiency, Yum advised the Proponent in a timely manner of the need for him to prove continuous ownership of Yum common stock as required by Rule 14a-8(b). Despite this request, Yum has not received evidence of ownership that satisfy Rule 14a-8(b).

In sum, the Proponent failed to supply, within 14 days of receipt of the Deficiency Notice, documentary support sufficiently evidencing that he satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b)(1). As a result, Yum believes the Proposal may be properly excluded from its 2008 Proxy Materials pursuant to Rule 14a-8(f).

CONCLUSION

For the foregoing reasons, we respectfully request the concurrence of the Commission that the Proposal may be excluded from Yum's 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Yum also agrees to promptly forward to the Proponent any response from the Commission to this no-action request that the Commission transmits by facsimile to Yum only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (502) 874-2490.

Sincerely,



John P. Daly

cc: Richard Treumann (electronically and by overnight mail)
Chris Campbell

I:\DALY\Proxy\2011 Proxy\No-Action Request re Richard Treumann-draft (2).doc

EXHIBIT A

Richard R. Treumann

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David C. Novak
Chairman of the Board
Yum! Brands, Inc. (YUM)
1441 Gardiner Ln
Louisville KY 40213
Phone: 502 874-8300

Dear Mr. Novak,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Richard R. Treumann
Richard R Treumann

Date
Dec 8, 2010

cc: Christian L. Campbell
Corporate Secretary
Gayle Hobson <gayle.hobson@yum.com>
Law Department
Phone: 502-874-2638
Fax: 502-874-2454
John Daly <john.daly@yum.com>

[YUM: Rule 14a-8 Proposal, December 8, 2010]

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 55%-support to a 2010 shareholder proposal on this same topic. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals after receiving their first majority vote. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

If our Company were to enable shareholders to call a special meeting, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

Please encourage our board to respond positively to this proposal for Special Shareowner Meetings.

Notes:
Richard R. Treumann

*** FISMA & OMB Memorandum M-07-16 ***

sponsored this proposal.

EXHIBIT B


Yum!

Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502 874-1000
Fax 502 874-8323

VIA OVERNIGHT DELIVERY

December 8, 2010

Mr. Richard R. Treumann

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal

Dear Mr. Doherty:

I am writing to acknowledge receipt of your letter dated December 8, 2010 to David Novak regarding the Special Shareowner Meetings proposal for inclusion in the YUM! Brands, Inc. proxy statement to be circulated to YUM! shareholders in conjunction with the next annual meeting.

We respectfully request that with reference to your proposal, you or your broker furnish us within 14 days of your receipt of this letter proof of your continuous record ownership of YUM! common stock as required under Regulations 14a-8(b)(1) and 14a-8(b)(2)(i).

Please direct your response to me at the above address. We expect to be contacting you within the next few weeks regarding your proposal.

Sincerely,



M. Gayle Hobson
Senior Legal Specialist

I:\GAYLE\2011 Proxy\Shareholder req for ownership - Special Meetings- Treumann.docx


A&W
All American Food


Long John Silver's

Pizza Hut

Taco Bell

Richard R. Treumann

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Rule 14a-8 Proposal
Yum! Brands, Inc. (YUM)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the December 30, 2010 no action request.

The company provided no evidence that the company "attach[ed] a copy of rule 14a-8(b) to the notice" as required by Staff Legal Bulletin No. 14B. Plus the company letter to the proponent said "Dear Mr. Doherty" – without explanation.

Staff Legal Bulletin No. 14B (CF) states (emphasis added):

Staff Legal Bulletin No. 14B (CF)

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership? ...

We have expressed the view consistently that **a company does not meet its obligation to provide appropriate notice** of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

address the specific requirements of that rule in the notice; or

attach a copy of rule 14a-8(b) to the notice.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



Richard R. Treumann
Yum! Brands, Inc. (YUM) shareholder

cc:
John Daly <john.daly@yum.com>

- provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s);
- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder proponent must transmit his or her response to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder proponent received the letter.

We believe that this guidance continues to be of significant benefit to companies, and we urge all companies to consider it when drafting notices of defect(s) under rule 14a-8.

2. Is there any further guidance to companies with regard to what their notices of defect(s) should state about demonstrating proof of the shareholder proponent's ownership?

Yes. If the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8. The company should use language that tracks rule 14a-8(b), which states that the shareholder proponent "must" prove its eligibility by submitting:

- the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual or special meeting; and
- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have expressed the view consistently that a company does not meet its obligation to provide appropriate notice of defects in a shareholder proponent's proof of ownership where the company refers the shareholder proponent to rule 14a-8(b) but does not either:

- address the specific requirements of that rule in the notice; or

- attach a copy of rule 14a-8(b) to the notice.

D. What are the consequences if the staff denies a company's request for a waiver of rule 14a-8(j)'s 80-day requirement? Will the company have to wait 80 days to file its definitive proxy materials?

No, the company is not required to wait 80 days to file its definitive proxy materials. Rule 14a-8(j) provides that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) also requires the company to simultaneously provide the shareholder proponent with a copy of its submission. The staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates "good cause" for missing the deadline. In that instance, the failure to comply with rule 14a-8(j) would not require the company to delay its filing date until the expiration of 80 days from the date that it submits its no-action request. The most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed.

There are instances in which the staff will not agree that a company has demonstrated good cause for failing to make its rule 14a-8 submission at least 80 days before the intended filing of its definitive proxy materials. In those instances, we generally will consider the bases upon which the company intends to exclude a proposal, as we believe that is an appropriate exercise of our responsibilities under rule 14a-8. When we advise such a company and the shareholder proponent of our views regarding the application of rule 14a-8 to the proposal, we also will advise them of our view that the company has not followed the appropriate procedure under rule 14a-8. As noted above, our response in that situation would not require the company to wait to file its proxy materials until 80 days after its rule 14a-8 submission. Companies that have not demonstrated good cause for failing to make a timely rule 14a-8 submission should be aware that, despite our expression of a view with regard to the application of the eligibility or substantive requirements of rule 14a-8 to a proposal, the filing of their definitive proxy materials before the expiration of the 80-day time period in that situation may not be in accordance with the procedural requirements of rule 14a-8. Further, companies should note that, in issuing such a response, we are making no determination as to the appropriateness of filing definitive proxy materials less than 80 days after the date of the rule 14a-8(j) submission.

We will consider the timeliness of a rule 14a-8 no-action request in determining whether to respond. We reserve the right to decline to respond to rule 14a-8 no-action requests if the company does not comply with the time frame in rule 14a-8(j).

E. When should companies and shareholder proponents provide a supporting opinion of counsel and what should counsel to companies and shareholder proponents consider in drafting such an opinion?

EXHIBIT B



Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502 874-1000
Fax 502 874-8323

VIA OVERNIGHT DELIVERY

December 8, 2010

Mr. Richard R. Treumann

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Doherty:

I am writing to acknowledge receipt of your letter dated December 8, 2010 to David Novak regarding the Special Shareowner Meetings proposal for inclusion in the YUM! Brands, Inc. proxy statement to be circulated to YUM! shareholders in conjunction with the next annual meeting.

We respectfully request that with reference to your proposal, you or your broker furnish us within 14 days of your receipt of this letter proof of your continuous record ownership of YUM! common stock as required under Regulations 14a-8(b)(1) and 14a-8(b)(2)(i).

Please direct your response to me at the above address. We expect to be contacting you within the next few weeks regarding your proposal.

Sincerely,



M. Gayle Hobson
Senior Legal Specialist

I:\GAYLE\2011 Proxy\Shareholder req for ownership - Special Meetings- Treumann.docx












Yum!

Yum! Brands, Inc.
PO Box 32220
Louisville, KY 40232-2220
Phone 502 874-1000
Fax 502 874-2454

December 30, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of Richard R. Treumann

Dear Ladies and Gentlemen:

This letter is to inform you that, for the reasons set forth herein, YUM! Brands, Inc. ("Yum") intends to exclude from its proxy statement and form of proxy for its 2011 Annual Shareholders Meeting (collectively, the "2011 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Richard R. Treumann (the "Proponent"). This letter and its attachments are being forwarded to the staff electronically in accordance with Staff Legal Bulletin No. 14D. A copy of this submission is simultaneously being provided to the Proponent as notice of Yum's intent to exclude the proposal from its 2011 Proxy Materials.

Yum intends to file its definitive 2011 Proxy Materials with the Securities and Exchange Commission (the "Commission") no earlier than April 2, 2011. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before Yum files its definitive 2011 Proxy Materials with the Commission.

BASES FOR EXCLUSION

1. The Proponent Has Not Provided Evidence of Continuous Stock Ownership and Therefore the Proposal May Be Excluded Under Rule 14a-8(f).

A. Background

The Proponent submitted the Proposal by letter dated December 8, 2010. A copy of that letter, including the Proposal, is attached hereto as Exhibit A.

Rule 14a-8(b)(1) provides that in order for the Proponent to be eligible to submit a shareholder proposal at the 2011 Annual Meeting, the Proponent must have continuously held at least $2,000 in market value, or 1%, of Yum's securities entitled to be voted on the


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shareholder proposal at the 2011 Annual Meeting for at least one year by the date the Proponent submitted the Proposal.

Under Rule 14a-8(b)(2)(i), if the proponent is not the registered holder of the securities, the proponent must submit to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Under Rule 14a-8(f)(1), if the proponent fails to provide the required proof of ownership at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal, and the proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

The records of Yum's stock transfer agent indicate that the Proponent is not currently a record holder of Yum stock. Furthermore, the Proponent did not include with the Proposal a written statement from the record holder verifying that, at the time the Proponent submitted the proposal, the Proponent continuously held the minimum number of Yum stock for at least one year.

Because the Proponent is not a record holder and did not include in his Proposal the requisite documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b), Yum provided the required notice of the problem to the Proponent pursuant to Rule 14a-8(f)(1) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice was sent via overnight courier on December 8, 2010 and was received by the Proponent on December 9, 2010, within 14 calendar days of Yum's receipt of the Proposal. Proof of the timely delivery of the Deficiency Notice is attached hereto as Exhibit C. The Deficiency Notice requested the Proponent to furnish proof of continuous stock ownership.

Yum has not received any correspondence from the Proponent other than the Proposal.

B. Analysis

Yum believes the Proposal may be properly excluded from its 2011 Proxy Materials under Rule 14a-8(f)(1) because the Proponent failed to supply documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b), within the 14 day time frame set by Rule 14a-8(f). Under the proxy rules, the burden of establishing proof of beneficial stock ownership is on the Proponent, and in this case the Proponent has failed to meet that burden.

Staff Legal Bulletin No. 14 ("SLAB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.l.c, Staff Legal Bulletin No. 14 (July 13, 2001).

The Proponent is not a record holder of Yum common stock and the Proponent's Proposal did not include a statement from the record holder proving that the securities were continuously held for one year or otherwise satisfy the requirements of Rule 14a-8(b). After receiving the Proposal and noting the deficiency, Yum advised the Proponent in a timely manner of the need for him to prove continuous ownership of Yum common stock as required by Rule 14a-8(b). Despite this request, Yum has not received evidence of ownership that satisfy Rule 14a-8(b).

In sum, the Proponent failed to supply, within 14 days of receipt of the Deficiency Notice, documentary support sufficiently evidencing that he satisfies the minimum ownership requirement for the one year period required by Rule 14a-8(b)(1). As a result, Yum believes the Proposal may be properly excluded from its 2008 Proxy Materials pursuant to Rule 14a-8(f).

CONCLUSION

For the foregoing reasons, we respectfully request the concurrence of the Commission that the Proposal may be excluded from Yum's 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Yum also agrees to promptly forward to the Proponent any response from the Commission to this no-action request that the Commission transmits by facsimile to Yum only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (502) 874-2490.

Sincerely,



John P. Daly

cc: Richard Treumann (electronically and by overnight mail)
Chris Campbell

I:\DALY\Proxy\2011 Proxy\No-Action Request re Richard Treumann-draft (2).doc

EXHIBIT A

Richard R. Treumann

FISMA & OMB Memorandum M-07-16

Mr. David C. Novak
Chairman of the Board
Yum! Brands, Inc. (YUM)
1441 Gardiner Ln
Louisville KY 40213
Phone: 502 874-8300

Dear Mr. Novak,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16***

Sincerely,

Richard R. Treumann Date



Dec. 8, 2010

cc: Christian L. Campbell
Corporate Secretary
Gayle Hobson <gayle.hobson@yum.com>
Law Department
Phone: 502-874-2638
Fax: 502-874-2454
John Daly <john.daly@yum.com>

[YUM: Rule 14a-8 Proposal, December 8, 2010]

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

We gave greater than 55%-support to a 2010 shareholder proposal on this same topic. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals after receiving their first majority vote. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

If our Company were to enable shareholders to call a special meeting, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

Please encourage our board to respond positively to this proposal for Special Shareowner Meetings.

Notes:
Richard R. Treumann

FISMA & OMB Memorandum M-07-16

sponsored this proposal.

EXHIBIT B



Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213
Phone 502 874-1000
Fax 502 874-8323

VIA OVERNIGHT DELIVERY

December 8, 2010

Mr. Richard R. Treumann

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal

Dear Mr. Doherty:

I am writing to acknowledge receipt of your letter dated December 8, 2010 to David Novak regarding the Special Shareowner Meetings proposal for inclusion in the YUM! Brands, Inc. proxy statement to be circulated to YUM! shareholders in conjunction with the next annual meeting.

We respectfully request that with reference to your proposal, you or your broker furnish us within 14 days of your receipt of this letter proof of your continuous record ownership of YUM! common stock as required under Regulations 14a-8(b)(1) and 14a-8(b)(2)(i).

Please direct your response to me at the above address. We expect to be contacting you within the next few weeks regarding your proposal.

Sincerely,



M. Gayle Hobson
Senior Legal Specialist

I:\GAYLE\2011 Proxy\Shareholder req for ownership - Special Meetings- Treumann.docx


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